Third Point LLC Letterhead

Sent via overnight mail

October 16, 2006

Dear Nabi Directors:

As you are probably aware, on October 12th Nabi Biopharmaceuticals (the "Company") held a conference call following the announcement of the sale of PhosLo to Fresenius. In that call, Tom McLain articulated a plan which, when stripped down to its essence, would use the sale proceeds to fund $30 million per annum of cash burn in 2007 and 2008. Thus, the Company has proven our thesis that it contains valuable and coveted assets. The net present value of the PhosLo sale, which was exactly in line with our estimates, confirms our view that Nabi's assets are worth roughly twice as much as where the stock currently trades.

However, the conference call also confirmed our fears that this management and Board are prepared to dissipate asset sale proceeds on a risky business strategy rather than return them to shareholders. Further confirmation came in your letter to shareholders this morning, which stated that the proceeds from the sale of PhosLo, from partnering NicVAX and StaphVAX and Civacir, and the associated expected cost reductions will be used "to fund ... important development programs." Your strategy may now be clear, but we are baffled as to which "important development programs" you intend to fund going forward.

We have repeatedly warned this Board that we (and, we are confident, other shareholders) will not tolerate a "burning the furniture to heat the house" policy with respect to asset sales and spending, which is precisely the policy your October 12 conference call and this morning's letter appear to adopt. Indeed, there is no conceivable reason why Nabi should be in a cash burn position once the PhosLo disposition has been consummated and the major development projects sold or partnered. In fact, if the Company were to become an efficiently-run ongoing entity after such a restructuring, it should be earnings and cash-flow positive by mid-2007.

Mr. McLain unwittingly gave one of the most persuasive arguments on the conference call as to why Nabi should not continue as a public company. When asked about the cash flows from Nabi-HB, and why they would not be sufficient to fund ongoing business spending, he responded that this cash flow will be offset by the costs of being a public company. While we can't begin to fathom why it would cost nearly that much to run Nabi as a public company (given Nabi-HB's approximately $40 million in annual sales and the fact that the related cash flows should be a very high percentage of its sales), Mr. McLain's answer makes our point seem obvious - Nabi should NOT be a public company. We believe that Nabi-HB is worth upwards of $200 million, and the Company can get no credit for that substantial value in the marketplace if this value is in effect negated by unfathomable overhead and "development" expenses.


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As you know, last month we proposed a settlement whereby we would place representatives on the Board to help ensure the success of the value-maximization process for all shareholders and ensure that shareholders directly receive the proceeds from any asset sales - as well as to aid in immediately beginning to mitigate Nabi's unnecessary cash burn. Unfortunately, your response made it clear that you have no interest in engaging in earnest discussions to involve the Company's highly-qualified owners in the oversight of these issues.

Accordingly, you have left us no choice: we have now determined to pursue a consent solicitation to remove not only McLain but, as well, a majority of the Company's directors from the Board. Concurrently, we will present to our fellow Nabi shareholders a majority slate of proposed replacement directors whom we believe are far superior to the directors we will seek to remove. Importantly, the nominees we will ask Nabi's shareholders to endorse will have only one objective - to capitalize on the enormous and escalating interest in, and investment dollars dedicated to, all of the areas in which Nabi currently participates - for the direct benefit of all Nabi shareholders.


Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb


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